Exhibit 1.4

The Tender Offer described herein is not being, and will not be, made, directly or indirectly, in or into Canada, Japan, Australia or any other jurisdiction outside Italy in which the Tender Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. Telecom Italia will not be permitted to accept, directly or indirectly, any tenders made, in connection with the Tender Offer, in or from any of the foregoing jurisdictions.

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger offer, such as in open market or privately negotiated purchases. Telecom Italia will disclose information about any such purchases through public announcements.

Notice pursuant to Article 38.2 of Consob Regulation 11971/1999 issued following the authorization granted by Consob to publish the Offer Document for the

VOLUNTARY PARTIAL TENDER OFFER

AND VOLUNTARY FULL TENDER OFFER

pursuant to Article 102 et seq. of Legislative Decree 58/1998

MADE BY

TELECOM ITALIA S.p.A.

and having as its subject ordinary shares and savings shares of

TELECOM ITALIA MOBILE S.p.A.

FINANCIAL ADVISORS TO TELECOM ITALIA

JPMorgan Chase Bank	MCC S.p.A. – Capitalia Gruppo Bancario

OTHER ADVISORS TO TELECOM ITALIA IN RELATION TO THE OFFER

BANCA INTESA S.p.A.	UNICREDIT BANCA MOBILIARE S.P.A.

INTERMEDIARIES ENGAGED TO COORDINATE THE COLLECTION OF ACCEPTANCES

BANCA CABOTO S.p.A.	MCC S.p.A. – Capitalia Gruppo Bancario	UNICREDIT BANCA MOBILIARE S.P.A.

APPOINTED INTERMEDIARIES

BANCA AKROS S.p.A. – Gruppo Banca Popolare di Milano; BANCA ALETTI & C. S.p.A. – Gruppo Banco Popolare di Verona e Novara; Banca IMI S.p.A.– Gruppo SANPAOLO IMI; BANCA INTESA S.p.A.; BANCA LEONARDO S.p.A.; BANCA MONTE DEI

PASCHI DI SIENA S.p.A.; BANCA NAZIONALE DEL LAVORO S.p.A.; BNP Paribas Securities Services – Milan branch; CENTROBANCA S.p.A. – GRUPPO BANCHE POPOLARI UNITE; Centrosim S.p.A.; CITIBANK N.A. – Milan branch; EUROMOBILIARE S.I.M. S.p.A.; MCC S.p.A. – Capitalia Gruppo Bancario; MEDIOBANCA –Banca di Credito Finanziario S.p.A.;

RASFIN SIM S.p.A. and UNICREDIT BANCA MOBILIARE S.p.A.

AS FROM 3 JANUARY 2003 THE OFFER DOCUMENT PURSUANT TO ARTICLE 102 OF THE LEGISLATIVE DECREE 58/1998 (THE “OFFER DOCUMENT”), WHICH IS THE ONLY DOCUMENT TO BE REFERRED TO FOR FULL INFORMATION ON THE OFFER, AND THE LETTER OF TRANSMITTAL ARE AVAILABLE TO THE PUBLIC AT (I) THE REGISTERED OFFICE OF TELECOM ITALIA (2 PIAZZA DEGLI AFFARI, MILAN); (II) THE REGISTERED OFFICE OF TELECOM ITALIA MOBILE (6 VIA CAVALLI, TURIN); (III) THE REGISTERED OFFICE OF BORSA

ITALIANA S.P.A. (6 PIAZZA DEGLI AFFARI, MILAN; (IV) THE OFFICES OF THE COLLECTION COORDINATORS AT 7 VIA ARRIGO BOITO, MILAN (BANCA CABOTO S.P.A.); 51 VIA PIEMONTE, ROME (MCC S.P.A. – CAPITALIA GRUPPO BANCARIO) AND 16 VIA BROLETTO, MILAN (UNICREDIT BANCA MOBILIARE S.P.A.); (V) THE OFFICES OF THE APPOINTED INTERMEDIARIES; AND (VI) THE REGISTERED OFFICE OF THE INFORMATION AGENT GSC PROXITALIA S.P.A. (88 VIA EMILIA, ROME) AND ARE POSTED ON THE WEBSITES OF THE OFFEROR (WWW.TELECOMITALIA.IT), THE ISSUER (WWW.TIM.IT) AND THE INFORMATION AGENT (WWW.GSCPROXITALIA.COM).

THE ENGLISH TRANSLATIONS OF THE OFFER DOCUMENT AND LETTER OF TRANSMITTAL ARE AVAILABLE AT (I) THE REGISTERED OFFICE OF TELECOM ITALIA NORTH AMERICA INC., 745 FIFTH AVENUE, NEW YORK; AND (II) THE REGISTERED OFFICE OF THE INFORMATION AGENT’S PARENT COMPANY (GEORGESON SHAREHOLDER COMMUNICATION INC., 17 STATE STREET, NEW YORK) AND ARE POSTED ON THE WEBSITES OF THE OFFEROR (WWW.TELECOMITALIA.IT), THE ISSUER (WWW.TIM.IT) AND THE INFORMATION AGENT (WWW.GSCPROXITALIA.COM).

INTRODUCTION

The transaction described in this offer document consists of a voluntary partial tender offer made in accordance with Article 102 et seq. of Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Law”) by Telecom Italia S.p.A. (the “Offeror” or “Telecom Italia”) for ordinary shares (the “Ordinary Share Offer”) issued by its subsidiary Telecom Italia Mobile S.p.A. (the “Issuer”, “Telecom Italia Mobile” or “TIM”) and of a voluntary tender offer for all Telecom Italia Mobile savings shares (the “Savings Share Offer”). Although distinct from one another, the Ordinary Share Offer and the Savings Share Offer are referred to jointly for definitional purposes as the “Offer”.

The Offer is made as part of a broader plan for the reorganization of the group headed by Telecom Italia – the outlines of which were approved by the Boards of Directors of Telecom Italia and TIM in their meetings on 7 December 2004 – that includes the merger of TIM into Telecom Italia (the “Merger”). In connection with the Merger and before it becomes effective, the intention is to spin-off the mobile telephony business in Italy, currently operated by TIM, into a subsidiary wholly owned by TIM. The spin-off of the mobile telephony business would result in the beneficiary company taking over the authorizations held by TIM for the provision of mobile telephony services in Italy. Accordingly, at the time of the Merger, TIM would have 100% control of the company to which the domestic mobile telephony business had been transferred and of TIM International, the holding company for equity investments in foreign mobile telephony operators. Upon completion of the Merger, Telecom Italia would hold 100% of the capital of both companies directly and be responsible for their direction and coordination.

At the end of discussions on the exchange ratios, the Boards of Directors of Telecom Italia and TIM, as assisted by financial advisors, determined, with account also taken of the valuation reports prepared by their respective advisors: (i) the exchange ratio for ordinary shares as 1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06, with no cash compensation (the “Ordinary Share Exchange Ratio”); and (ii) the exchange ratio for savings shares as 2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06, with no cash compensation (the “Savings Share Exchange Ratio”).

The exchange ratios for the TIM ordinary and savings shares will be formally approved, once the Offer has been successfully completed, pursuant to Article 2501 et seq. of the Civil Code, by the Boards of Directors of Telecom Italia and Telecom Italia Mobile, which are expected to be convened by the end of January 2005 to approve the merger plan. Subsequent and subject to the approval of the merger plan by the Boards of Directors of Telecom Italia and Telecom Italia Mobile, the shareholders’ meetings of the two companies are expected to be convened for March 2005 to approve the Merger, which it is estimated will be completed in time to allow the same to become effective by the end of the first half of 2005.

For more detailed information, please consult the Offer Document.

The Offer described herein is not being, and will not be, made, directly or indirectly, in or into Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations (the “Other Countries”). Telecom Italia will not be permitted to accept, directly or indirectly, any tenders made, in connection with the Offer, in or from any of the foregoing jurisdictions.

The Telecom Italia securities referred to herein that will be issued in connection with the Merger are not, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act of

1933”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the Merger pursuant to an exemption from the registration requirements of the Securities Act of 1933.

Classes and quantities of shares subject to the Offer

The Ordinary Share Offer is for 2,456,534,241 TIM ordinary shares (the “Ordinary Shares”) and the Savings Share Offer is for 132,069,163 TIM savings shares (the “Savings Shares”).

The number of subject Ordinary Shares and Savings Shares has been established on the basis of the total amount allocated to the Offer, equal to € 14,496,179,062.40 (the “Maximum Total Amount”).

Of the Maximum Total Amount, €13,756,591,749.60 is for the purchase of the Ordinary Shares and €739,587,312.80 for the purchase of the Savings Shares.

The Offer Price

The price per share offered by Telecom Italia (the “Offer Price”) is equal to €5.6 for each Ordinary Share and each Savings Share.

For the Ordinary Shares, the Offer Price reflects a premium of approximately 19% compared to the official stock market price of 3 November 2004 (30 days before the date of the suspension from trading of TIM ordinary shares) and a premium of approximately 8% compared to the official stock market price of 3 December 2004, the last day of trading of TIM ordinary shares before they were suspended by Borsa Italiana pending the meetings of the Boards of Directors of Telecom Italia and Telecom Italia Mobile called to examine the overall program for the merger of TIM into Telecom Italia.

For the Savings Shares, the Offer Price reflects a premium of approximately 21% compared to the official stock market price of 3 November 2004 (30 days before the date of the suspension from trading of TIM savings shares) and a premium of approximately 4% compared to the official stock market price of 3 December 2004, the last day of trading of TIM savings shares before the above-mentioned suspension.

Payment date of Offer Price

The Offer Price for the shares purchased under the Offer will be paid to shareholders tendering shares on the fifth business day following the end of the Acceptance Period and therefore, unless the Offer is extended or modified in conformity with applicable laws and regulations, on 28 January 2005 (the “Payment Date”).

It should be noted that the transfer of ownership of the shares to Telecom Italia and the simultaneous payment of the Offer Price will take place only if all the conditions to effectiveness referred to in the Offer Document have been satisfied or expressly waived by Telecom Italia if not satisfied.

If any of the conditions referred to above are not satisfied and have not been expressly waived by Telecom Italia according to the terms and conditions indicated in the Offer Document, the shares will be returned to their owners not later than the second trading day subsequent to the sending of the communication to Consob, Borsa Italiana S.p.A. (“Borsa Italiana”) and at least two press agencies (the “Announcement”) not later than 07:59 on the first trading day subsequent to the close of the Acceptance Period. Through the Announcement Telecom Italia will make public whether the Offer is effective or is to be deemed ineffective as the conditions to its effectiveness are not satisfied.

Performance guarantees

As described in more detail in Subsection g.2 of the Offer Document, to cover the Maximum Total Amount Telecom Italia will use up to € 2,500,000,000 of its own funds and, for the remainder, equal to €12,000,000,000, a loan granted to Telecom Italia by a pool of Italian and foreign banks. The latter amount is earmarked for payment to the shareholders tendering shares of the part of the Offer Price not paid by Telecom Italian using its own funds.

Acceptance period

The acceptance period agreed with Borsa Italiana runs from 08:30 (Italian time) on 3 January 2005 to 17:40 (Italian time) on 21 January 2005, inclusive, unless extended.

Acceptance of the Offer must be in accordance with the terms and procedures specified in Subsection c.4 of the Offer Document.

NOTICES

Conditions to Effectiveness

A. Effectiveness of the Offer

The effectiveness of the Offer is subject to the condition that, from the date of publication of the Offer Document and until the issue of the Announcement, no extraordinary events occur nationally or internationally (such as exceptional events entailing major changes in the political, financial, economic, currency or market situation), and/or no events occur affecting the financial, balance sheet, income, tax, regulatory, corporate and legal situation of Telecom Italia Mobile or the Telecom Italia Mobile group that would substantially alter the balance sheet, economic and/or financial condition of Telecom Italia Mobile or, on a consolidated basis, the Telecom Italia Mobile group compared with the results reported in Telecom Italia Mobile’s interim report for the period ending on 30 September 2004 and that no legal or regulatory changes occur that would limit or in any event prejudice Telecom Italia’s purchase of the Ordinary Shares and/or the Savings Shares or its exercise of the right of ownership and/or its exercise of voting rights and other rights attaching to the Ordinary Shares and/or the Savings Shares.

If such circumstances or events should occur, or if a situation having the effects described above should occur, Telecom Italia reserves the exclusive right to waive this condition and to purchase – subject to the conditions set out under Subsections B and C below being satisfied or waived if not satisfied – the Ordinary Shares and Savings Shares tendered under the Offer.

Telecom Italia will announce the non-occurrence of the events referred to in this condition and the consequent satisfaction of the condition or, if the condition is not satisfied, the exercise of its right to waive the same by (i) sending the Announcement to Consob, Borsa Italiana and at least two press agencies not later than 07:59 on the first trading day subsequent to the close of the Acceptance Period and (ii) including a statement to this effect in the notice announcing the final results of the Offer to be published not later than the day before the Payment Date.

B. Effectiveness of the Ordinary Share Offer

The effectiveness of the Ordinary Share Offer is subject to the following conditions:

(a)	that the acceptances of the Ordinary Share Offer allow Telecom Italia to acquire at least 1,637,689,494 TIM ordinary shares.

If the Ordinary Shares tendered under the Ordinary Share Offer are less than the minimum quantity specified above, Telecom Italia reserves the exclusive right to waive this condition and to purchase – subject to the condition referred to in Subsection A above being satisfied or waived if not satisfied – the smaller quantity of Ordinary Shares tendered.

Telecom Italia will announce the satisfaction of this condition or the exercise of its right to waive the same by means of the Announcement and including a statement to this effect in the notice announcing the final results of the Offer to be published not later than the day before the Payment Date.

(b)	that the acceptances of the Savings Share Offer allow Telecom Italia to acquire at least 88,046,109 TIM savings shares.

If the Savings Shares tendered under the Savings Share Offer are less than the minimum quantity specified above, Telecom Italia reserves the exclusive right to waive this condition and to purchase – subject to the condition referred to in Subsection A above being satisfied or waived if not satisfied – the smaller quantity of Savings Shares tendered.

Telecom Italia will announce the satisfaction of this condition or the exercise of its right to waive the same by means of the Announcement and including a statement to this effect in the notice announcing the final results of the Offer to be published not later than the day before the Payment Date.

C.	Effectiveness of the Savings Share Offer

The effectiveness of the Savings Share Offer is subject to the following conditions:

(a)	that the acceptances of the Savings Share Offer allow Telecom Italia to acquire at least 88,046,109 TIM savings shares.

If the Savings Shares tendered under the Savings Share Offer are less than the minimum quantity specified above, Telecom Italia reserves the exclusive right to waive this condition and to purchase – subject to the condition referred to in Subsection A above being satisfied or waived if not satisfied – the smaller quantity of Savings Shares tendered.

Telecom Italia will announce the satisfaction of this condition or the exercise of its right to waive the same by means of the Announcement and including a statement to this effect in the notice announcing the final results of the Offer to be published not later than the day before the Payment Date.

(b)	that the acceptances of the Ordinary Share Offer allow Telecom Italia to acquire at least 1,637,689,494 TIM ordinary shares.

If the Ordinary Shares tendered under the Ordinary Share Offer are less than the minimum quantity specified above, Telecom Italia reserves the exclusive right to waive this condition and to purchase – subject to the condition referred to in Subsection A above being satisfied or waived if not satisfied – the smaller quantity of Ordinary Shares tendered.

Telecom Italia will announce the satisfaction of this condition or the exercise of its right to waive the same by means of the Announcement and including a statement to this effect in the notice announcing the final results of the Offer to be published not later than the day before the Payment Date.

* * *

As regards all the above conditions to effectiveness, it should be noted that (i) if the events specified in the condition referred to in Subsection A above were to occur, so that the condition is not satisfied, or (ii) if any of the conditions referred to in Subsection B and C above are not satisfied and Telecom Italia does not waive all of the conditions that are not satisfied and consequently does not purchase the Ordinary Shares and/or the Savings Shares tendered under the Offer, such shares will be returned to their owners not later than the second trading day subsequent to the sending of the Announcement.

Statutory conditions to effectiveness (Article 107.1 of the Consolidated Law)

The statutory conditions to effectiveness (Article 107.1 of the Consolidated Law) are not applicable to the Offer.

Statement by Telecom Italia Mobile

The statement prepared by Telecom Italia Mobile under Article 103.3 of the Consolidated Law and Article 39 of Consob Regulation 11971/1999, as amended (the “Consob Regulation”), with the information necessary for an assessment of the Offer and an evaluation of the same on the part of Telecom Italia Mobile’s Board of Directors, is reproduced in Section N of the Offer Document.

Statement by Telecom Italia concerning possible mergers

The Merger of Telecom Italia Mobile into Telecom Italia

If the Offer is successful, the Merger will be implemented, in accordance with the reasons and objectives referred to in the Offer Document. In particular, on 7 December 2004, at the end of discussions on the exchange ratios, the Boards of Directors of Telecom Italia and TIM, assisted by financial advisors, determined, with account also taken of the valuation reports prepared by their respective advisors, the Ordinary Share Exchange Ratio and the Savings Share Exchange Ratio. If the number of shares tendered falls short of the minimum quantities specified in Subsection B and C above, the Board of Directors of Telecom Italia will assess whether to purchase the smaller quantity of Ordinary Shares and/or Savings Shares tendered and continue with the planned reorganization and implementation of the Merger.

The exchange ratios for the TIM ordinary and savings shares will be formally approved, upon the successful completion of the Offer, pursuant to Article 2501 et seq. of the Civil Code, by the Boards of Directors of Telecom Italia and Telecom Italia Mobile, which are expected to be convened by the end of January 2005 to approve the merger plan. Subsequent and subject to the approval of the merger plan by the Boards of Directors of Telecom Italia and Telecom Italia Mobile, the shareholders’ meetings of Telecom Italia and Telecom Italia Mobile are expected to be convened for March 2005 to approve the Merger, which it is estimated will be completed in time to allow the same to become effective by the end of the first half of 2005.

In determining the terms of the reorganization of the Telecom Italia Group, the Boards of Directors of Telecom Italia and Telecom Italia Mobile were assisted by the following financial advisors:

•	for Telecom Italia, the investment banks JPMorgan, Mediobanca and MCC as Lead Advisors;

•	for TIM, the investment banks Lazard, as Sole Lead Advisor, and CSFB.

In addition, in line with international best practice, on the express recommendation of their respective Committees for Internal Control and Corporate Governance (consisting exclusively of independent directors), Telecom Italia and TIM engaged the following consultants: Goldman Sachs for Telecom Italia and Merrill Lynch and Studio Casò, in the person of Dott. Angelo Casò, for TIM.

Once completed, the Merger will result in Telecom Italia being the universal successor to all the assets and liabilities and rights and obligations of Telecom Italia Mobile; the cancellation of Telecom Italia’s equity interest in Telecom Italia Mobile and of the latter’s ordinary shares held as treasury stock as of the date the Merger becomes effective; and the assignment to the holders of Telecom Italia Mobile ordinary and savings shares who did not accept the Offer and who continued to hold shares until the completion of the Merger (as well as, in the case of ordinary shareholders, those who continued to hold, until the completion of the Merger, Ordinary Shares not accepted after proration) of, respectively, Telecom Italia ordinary shares on the basis of the Ordinary Share Exchange Ratio and Telecom Italia savings shares on the basis of the Savings Share Exchange Ratio.

Effects of the Offer on the net financial debt

The net financial debt of the Telecom Italia Group at 30 September 2004 was €31,421 million and the gross financial debt was €36,206 million. If the bonds issued in October 2004 are taken into account, the structure of the debt is different; in particular, in the absence of further changes, the gross financial debt at 30 September 2004 increases to €39,157 million, while the net financial debt remains unchanged in view of the receipt of the proceeds of the bonds issued, which constitute available and easy to liquidate financial assets.

Telecom Italia intends to pay for a significant part of the Offer Price for the Ordinary Shares and the Savings Shares tendered under the Offer with financing provided by banks for up to a maximum of €12,000,000,000. The loan will be divided into three repayment tranches with different maturities (12, 36 and 60 months, with Telecom Italia having the option, at its discretion, to extend the maturities of the first two tranches – provided no event of default occurs and there is no early termination of the loan – by 12 months and 9 months, respectively). The first tranche of the loan, with a maturity of 12 months, is equal to €3,000,000,000; the second, with a maturity of 36 months, is equal to €6,000,000,000; and the third, with a maturity of 60 months, is equal to €3,000,000,000. The loan is not backed by a pledge or any other form of real security and provides for no financial covenants.

Assuming that the Offer is fully taken up and considering the target for net financial debt at the end of 2004 of less than €30 billion - a target that is achievable due to the contribution of the core business and the consequent generation of cash flows, it is estimated that the Telecom Italia Group’s net financial debt, excluding all other expenses of the Offer, will be slightly over €44 billion.

The expected increase in the level of debt has not led to a reduction in Telecom Italia’s rating (currently Baa2 by Moody’s, BBB+ by Standard & Poor’s, A– by Fitch); it should be noted that Standard & Poor’s, while confirming its BBB+ rating, has revised its outlook from positive to stable and that Fitch, while confirming its A– rating, has revised its outlook from stable to negative.

In this respect, it should be noted that:

(i)	the net financial debt of the Telecom Italia Group at 30 September 2004 was €31,421 million, a decrease of €1,796 million compared with 30 June 2004 (€33,217 million) and of €1,925 million compared with 31 December 2003 (€33,346 million);

(ii)	the consolidated shareholders’ equity of the Telecom Italia Group at 30 September 2004 was €19,390 million (of which €15,141 million attributable to Telecom Italia S.p.A. and €4,249 million attributable to minority interests) and the ratio of net financial debt to net invested capital at the same date was 61.8%;

(iii)	the consolidated cash flow of the Telecom Italia Group was €9,207 million in 2003 and €6,399 million for the first nine months of 2004; the free cash flow from operations of the Telecom Italia Group was €9,233 million in 2003 and €6,585 million for the first nine months of 2004;

(iv)	the consolidated net income of the Telecom Italia Group was €2,428 million in 2003 (of which €1,192 million attributable to Telecom Italia S.p.A. and €1,236 million attributable to minority interests) and €1,518 million for the first nine months of 2004 (of which €745 million attributable to Telecom Italia S.p.A. and €773 million attributable to minority interests);

(v)	the positive net financial position of the TIM Group at 30 September 2004 was €60 million, a decrease of €65 million compared with 30 June 2004 (€125 million) and of €874 million compared with 31 December 2003 (€934 million);

(vi)	the consolidated shareholders’ equity of the TIM Group at 30 September 2004 was €7,382 million (of which €6,827 million attributable to TIM and €555 million attributable to minority interests);

(vii)	the consolidated cash flow of the TIM Group was €3,998 million in 2003 and €3,048 million for the first nine months of 2004; the free cash flow from operations of the TIM Group was €3,746 million in 2003 and €2,829 million for the first nine months of 2004;

(viii)	the consolidated net income of the TIM Group was €2,456 million in 2003 (of which €2,342 million attributable to TIM and €114 million attributable to minority interests) and €1,724 million for the first nine months of 2004 (of which €1,664 million attributable to TIM and €60 million attributable to minority interests).

Furthermore, it is estimated that the net financial expense in connection with the Telecom Italia Group’s debt, assuming that the Offer is fully taken up and not extended, in the period from 29 January 2005 (the first day subsequent to the Payment Date, unless the acceptance period is extended) to 30 June 2005, will be approximately €950 million.

Residual tender offer

Even if all the Ordinary Shares were tendered under the Ordinary Share Offer, at the end thereof Telecom Italia would come to hold – directly and indirectly – a maximum equity interest in Telecom Italia Mobile of approximately 85.40% of the ordinary share capital (calculated with reference to the capital as of 20 December 2004). Accordingly, the conditions would not exist for the 90% threshold to be exceeded and a residual tender offer to be made under Article 108 of the Consolidated Law or for the exercise of the squeeze-out right provided for in Article 111 of the Consolidated Law.

Rights of savings shareholders in the event of delisting

Under Article 7 of Telecom Italia Mobile’s bylaws, “If the Company’s ordinary or savings shares are delisted, holders of savings shares may apply to the Company for the conversion of their savings shares into ordinary shares, in the manner approved by an Extraordinary Shareholders’ Meeting called for the purpose within two months of the delisting.”

If at the end of the Savings Share Offer there remain in circulation a quantity of TIM savings shares that does not ensure regular trading, Borsa Italiana could suspend and/or revoke their listing. However, in view of the decisions to proceed with the Merger taken by the Boards of Directors of Telecom Italia and Telecom Italia Mobile by approving the related merger plan, it is possible that Borsa Italiana would decline to take any such action because the holders of TIM savings shares who do not accept the Savings Share Offer will be assigned Telecom Italia savings shares on the basis of the Savings Share Exchange Ratio.

Possible scenarios

For the sake of greater clarity, this section examines the possible scenarios for the shareholders of Telecom Italia Mobile according to whether or not they tender their shares under the Ordinary Share Offer and/or the Savings Share Offer.

With reference to Ordinary Shares held:

(A)	In the event the Ordinary Share Offer is accepted:

(i)	if the conditions to effectiveness set out above (for the effectiveness of the Offer, the effectiveness of the Ordinary Share Offer and the effectiveness of the Savings Share Offer) are satisfied or are waived by Telecom Italia, shareholders who tender their shares will receive on the Payment Date, unless tendered shares are prorated proportionally, the value of the Ordinary Shares tendered, calculated on the basis of the Offer Price; they will therefore not be entitled to receive the dividend for the 2004 financial year;

(ii)	if the conditions to effectiveness set out above (for the effectiveness of the Offer, the effectiveness of the Ordinary Share Offer and the effectiveness of the Savings Share Offer) are not satisfied and are not waived by Telecom Italia, the Ordinary Shares tendered under the Offer will be returned to the shareholders who tendered them via the authorized intermediaries participating in the Monte Titoli S.p.A. central securities depository not later than the second trading day subsequent to the sending of the Announcement. Shareholders whose TIM ordinary shares remain in their portfolios will therefore be entitled to receive the dividend for the 2004 financial year. It should be noted, however, that if the number of shares tendered falls short of the minimum quantities specified in Subsections B and C above, the Board of Directors of Telecom Italia will assess whether to purchase the smaller quantity of Ordinary Shares and/or Savings Shares tendered and continue with the planned reorganization and implementation of the Merger.

(B)	In the event the Ordinary Share Offer is not accepted:

shareholders of Telecom Italia Mobile will remain the owners of the Ordinary Shares they do not tender and – if they continue to hold TIM ordinary shares in their portfolios – will therefore be entitled to receive the dividend for the 2004 financial year. In the event that the Merger goes ahead and they continue to hold the shares until the completion of the Merger, they will receive Telecom Italia ordinary shares in exchange for their TIM ordinary shares on the basis of the Ordinary Share Exchange Ratio. It should be noted, however, that if the number of shares tendered falls short of the minimum quantities specified in Subsections B and C above, the Board of Directors of Telecom Italia will assess whether to purchase the smaller quantity of Ordinary Shares and/or Savings Shares tendered and continue with the planned reorganization and implementation of the Merger.

With reference to Savings Shares held:

(A)	In the event the Savings Share Offer is accepted:

(i)	if the conditions to effectiveness set out above (for the effectiveness of the Offer, the effectiveness of the Ordinary Share Offer and the effectiveness of the Savings Share Offer) are satisfied or are waived by Telecom Italia, shareholders who tender their shares will receive on the Payment Date the value of the Savings Shares tendered, calculated on the basis of the Offer Price; they will therefore not be entitled to receive the dividend for the 2004 financial year;

(ii)	if the conditions to effectiveness set out above (for the effectiveness of the Offer, the effectiveness of the Ordinary Share Offer and the effectiveness of the Savings Share Offer) are not satisfied and are not waived by Telecom Italia, the Savings Shares tendered under the Offer will be returned to the shareholders who tendered them via the authorized intermediaries participating in the Monte Titoli S.p.A. central securities depository not later than the second trading day subsequent to the sending of the Announcement. Shareholders whose TIM savings shares remain in their portfolios will therefore be entitled to receive the dividend for the 2004 financial year. It should be noted, however, that if the number of shares tendered falls short of the minimum quantities specified in Subsections B and C above, the Board of Directors of Telecom Italia will assess whether to purchase the smaller quantity of Ordinary Shares and/or Savings Shares tendered and continue with the planned reorganization and implementation of the Merger.

(B)	In the event the Savings Share Offer is not accepted:

shareholders of Telecom Italia Mobile will remain the owners of the Savings Shares they do not tender and – if they continue to hold TIM savings shares in their portfolios – will therefore be entitled to receive the dividend for the 2004 financial year. In the event that the Merger goes ahead and they continue to hold the shares until the completion of the Merger, they will receive Telecom Italia savings shares in exchange for their TIM savings shares on the basis of the Savings Share Exchange Ratio. It should be noted, however, that if the number of shares tendered falls short of the minimum quantities specified in Subsections B and C above, the Board of Directors of Telecom Italia will assess whether to purchase the smaller quantity of Ordinary Shares and/or Savings Shares tendered and continue with the planned reorganization and implementation the Merger.

At present, in the event that the Merger is completed, it is expected that holders of TIM savings shares will in exchange receive Telecom Italia savings shares, which have a smaller dividend premium compared to Telecom Italia ordinary shares than TIM savings shares have compared to TIM ordinary shares; in this case, a special meeting of TIM savings shareholders will be convened pursuant to Article 146.1.b of the Consolidated Law, and holders of TIM savings shares who are not present, abstain or vote against the Merger on the occasion of the special shareholders’ meeting will be entitled to exercise the right of withdrawal pursuant to Article 2437.1.g of the Civil Code. In such case, the liquidation value of the shares for which withdrawal is exercised will be determined on the basis of the arithmetic mean of the closing prices in the six months preceding the date of publication of the notice calling the extraordinary meeting of TIM ordinary shareholders to approve the Merger, which, subject to the verifications to be carried out by the Board of Telecom Italia upon completion of the Offer, is expected to be at the end of January 2005. Nevertheless, this programme could change as a consequence of different decisions adopted by the Boards of Directors of the companies participating in the Merger when approving the merger plan, taking into account the results of the Offer.

Potential conflicts of interest

Banca Caboto S.p.A. (Gruppo Intesa) and UniCredit Banca Mobiliare S.p.A., intermediaries appointed to coordinate the collection of acceptances of the Offer and also appointed, in the case of UBM, to collect acceptances of the Offer, belong respectively to the Intesa and UniCredito Italiano banking groups.

Banca Intesa S.p.A. (other advisor to Telecom Italia in relation to the Offer, and an intermediary appointed to collect acceptances of the Offer), MCC S.p.A. – Capitalia Gruppo Bancario (financial advisor to Telecom Italia in relation to the Offer, and an intermediary engaged to coordinate the collection of acceptances and appointed to collect acceptances of the Offer) and UniCredit Banca Mobiliare S.p.A. (other advisor to Telecom Italia in relation to the Offer) also act as Mandated Lead Arrangers for the loan granted to Telecom Italia for the payment of the part of the Offer Price not paid by Telecom Italia using its own funds. In addition, Banca Intesa and UniCredito Italiano S.p.A. are parties to shareholders’ agreements falling within the scope of Article 122 of the Consolidated Law discussed under Subsection b.1 of the Offer Document.

REASONS FOR THE OFFER AND FUTURE PLANS OF THE PURCHASER

The Offer constitutes a phase of a broader program for the reorganization of the group headed by Telecom Italia aimed at rationalizing its corporate structure with a view to enhanced organizational efficiency among the different components of the Telecom Italia Group.

As mentioned above, the Offer is made as part of a broader plan for the reorganization of the group headed by Telecom Italia – the outlines of which were approved by the Boards of Directors of Telecom Italia and TIM in their meetings on 7 December 2004 – that includes the merger of TIM into Telecom Italia, which will take place if the Offer is successful. In connection with the Merger and before it becomes effective, the intention is to spin-off the mobile telephony business in Italy, currently operated by TIM, into a subsidiary wholly owned by TIM. The spin-off of the mobile telephony business would result in the beneficiary company taking over the authorizations held by TIM for the provision of mobile telephony services in Italy. Accordingly, at the time of the Merger, TIM would have 100% control of the company to which the domestic mobile telephony business had been transferred and of TIM International, the holding company for equity investments in foreign mobile telephony operators. Upon completion of the Merger, Telecom Italia would hold 100% of the capital of both companies directly and be responsible for their direction and coordination.

Once completed, the Merger will result in the assignment to the holders of TIM ordinary and savings shares who did not accept the Offer and who continued to hold shares until the completion of the Merger (as well as in the case of ordinary shareholders, those who continued to hold until the completion of the Merger Ordinary Shares not accepted after proration of acceptances) of, respectively, Telecom Italia ordinary shares on the basis of the Ordinary Share Exchange Ratio and Telecom Italia savings shares on the basis of the Savings Share Exchange Ratio.

The Merger satisfies a series of needs of a strategic and industrial nature prompted by the integration between fixed and mobile telephony platforms.

The evolution of the market environment and the defense of the creation of shareholder value for the members of the Telecom Italia Group also require an adaptation of the Group’s business models and organizational strategies, an objective that the merger of TIM into Telecom Italia is intended to facilitate.

To capture all of the benefits made available by the integration of platforms and services at a time of marked technological discontinuity, it is therefore advisable to proceed with a corporate structural action that will guarantee the unitary governance of business processes that a situation of partial control of capital does not fully allow.

This will make it possible to have instruments responding to customers’ expressed need for integration, to capitalize on the complementary features of the services offered in order to promote demand, and at the same time to capture every benefit deriving from the synergies between the different areas of business.

Lastly, by reducing the stake of minority shareholders in TIM, the Offer is intended to contribute to optimizing the capital structure of the company resulting from the possible Merger and to have a positive effect on earnings and cash flow yield per share thereby improving the yield of the equity capital, even at the minimum acceptance levels provided for. In fact, since a large part of the Offer consideration will be paid by borrowing the necessary funds, the equity cancelled in the event of the Merger will be replaced in part by financial debt, the cost of which is lower than that of the corresponding equity capital. In addition, the shareholders of Telecom Italia would have full access to the cash flow generated.

DOCUMENTS MADE AVAILABLE TO THE PUBLIC AND THE LOCATIONS IN WHICH SUCH DOCUMENTS ARE AVAILABLE

The documents specified below are available to the public at: (i) the registered office of Telecom Italia (2 Piazza degli Affari, Milan); (ii) the registered office of Telecom Italia Mobile (6 Via Cavalli, Turin); (iii) the registered office of Borsa Italiana (6 Piazza degli Affari, Milan); and (iv) the offices of the Acceptance Coordinators: Banca Caboto S.p.A. (7 Via Arrigo Boito, Milan); MCC S.p.A. – Capitalia Gruppo Bancario (51 Via Piemonte, Rome); and UniCredit Banca Mobiliare S.p.A. (16 Via Broletto, Milan):

1) the company and consolidated accounts of Telecom Italia for the year ended 31 December 2003, accompanied by the report on operations and the reports of the board of auditors and the external auditors;

2) the half-yearly report of the Telecom Italia Group for the six months ended 30 June 2004, accompanied by the report of the external auditors;

3) the quarterly report of the Telecom Italia Group for the period ended 30 September 2004;

4) the company and consolidated accounts of Telecom Italia Mobile for the year ended 31 December 2003, accompanied by the report on operations and the reports of the board of auditors and the external auditors;

5) the half-yearly report of the Telecom Italia Mobile Group for the period ended 30 June 2004, accompanied by the report of the external auditors; and

6) the quarterly report of the Telecom Italia Mobile Group for the period ended 30 September 2004.

The documents referred to at points 1), 2) and 3) are also available on Telecom Italia’s website (www.telecomitalia.it), while those referred to at points 4), 5) and 6) are available on Telecom Italia Mobile’s website (www.tim.it).

English translations of the above-mentioned documents are available to the public at the registered office of Telecom Italia North America Inc., 745 Fifth Avenue, New York, NY 10151.